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Alexander Karampatsos
Partner

Alexander.Karampatsos@dechert.com
+1 202 261 3402 Direct

September 11, 2025

VIA EDGAR CORRESPONDENCE

Kalkidan Ezra

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Ms. Ezra:

We are writing in response to comments you provided telephonically to Alice A. Pellegrino, Michelle Houser, Kyle Whiteman, and me on August 6, 2025 with respect to your review of the Registrant’s Post-Effective Amendment No. 50, filed on June 23, 2025, relating to Hartford Dynamic Bond ETF (the “Fund”), a new series of the Registrant (the “Registration Statement”). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	With respect to the Fund’s “Principal Investment Strategy” section, the Staff notes that “[t]he Fund may engage in active and frequent trading of portfolio securities to achieve its objective and will tactically shift its holdings and asset allocations as appropriate based on market conditions and the sub-adviser’s view of investment opportunities.” Please consider including corresponding risk disclosure relating to the prospective active and frequent trading in which the Fund may engage.

Response:	The Registrant acknowledges the Staff’s comment and respectfully notes that the risks discussed in this comment are addressed in “Active Trading Risk”, which is included in both the Fund’s Item 4 and Item 9 risk disclosures.

2.	Comment:	With respect to the Fund’s “Additional Information Regarding Investment Strategies and Risks” section, the Staff notes that the Fund discloses the following: “In addition to the principal strategies described in the summary section, the Fund may also (1) engage in short-selling of “to-be-announced” investments; (2) enter into bond forwards; (3) invest in other investment companies (including exchange-traded funds (ETFs)); (4) invest in exchange traded notes; (5) invest in convertible securities, including contingent capital securities (also known as contingent convertible securities or CoCos); (6) invest in preferred stock; (7) invest in credit risk transfer securities; (8) invest in zero coupon securities; and (9) use other types of derivative instruments.” Please supplementally confirm whether these strategies or techniques are principal strategies of the Fund.

Response:	The Registrant respectfully notes that, as indicated in the disclosure, the strategies noted are not principal strategies of the Fund; rather, the Fund may pursue these strategies in addition to the principal strategies described in the summary section.

3.	Comment:	With respect to the Fund’s “More Information About Risks” section, please confirm whether “Authorized Participant Concentration Risk” and “Cash Transactions Risk” are principal risks of the Fund and are designated as such in the corresponding chart.

Response:	The Registrant confirms that “Authorized Participant Concentration Risk” and “Cash Transactions Risk” are principal risks of the Fund and are designated as such in the corresponding chart.

Should you have any questions, please feel free to contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Alice A. Pellegrino
John V. O’Hanlon
Adam T. Teufel